Exhibit 99.1

QIWI Announces First Quarter 2019 Financial Results

First Quarter Total Adjusted Net Revenue Increases 31% to RUB 5,367 Million and Adjusted Net Profit

Increases 53% to RUB 1,653 Million or RUB 26.64 per diluted share

QIWI upgrades 2019 Guidance

Board of Directors Approves Dividends of 28 cents per share

NICOSIA, CYPRUS – May 16, 2019 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the first quarter ended March 31, 2019.

First Quarter 2019 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 31% to RUB 5,367 million ($82.9 million)

•	Payment Services Segment Net Revenue increased 32% to RUB 4,836 million ($74.7 million)

•	Adjusted EBITDA increased 61% to RUB 2,336 million ($36.1 million)

•	Adjusted Net Profit increased 53% to RUB 1,653 million ($25.5 million), or RUB 26.64 per diluted share

•	Payment Services Segment Net Profit increased 35% to RUB 2,988 million ($46.2 million) or RUB 48.17 per diluted share

•	Total Payment Services volume increased 31% to RUB 326.0 billion ($5.0 billion)

“Today I’m glad to present our first quarter 2019 financial results. This quarter we continue to demonstrate strong performance, especially in our Payment Services business, which delivered 32% segment net revenue growth and 35% segment net profit growth. I would like to highlight that the performance of our payment services business continues to be driven predominantly by the development of our product proposition aimed at our user, merchant and partners including solutions for digital entertainment merchants, self-employed and sharing economy partners. Our growth is simultaneously underpinned by the secular trends in our key markets demonstrating the adaptability and resilience of the payment ecosystem we have developed so far and aim to develop further,” said Sergey Solonin, QIWI’s chief executive officer. “As we continued to benefit from the strong performance and substantial cash flows generated by the Payment Services segment, which remains a core part of our business, I believe we are well positioned to pursue our strategy and carry on our investments in the new projects. We are well positioned to continue building up our ecosystem, diversifying our operations and increasing the life cycle of our clients with an ultimate goal of securing the long-term growth prospects of our Company.”

The Segment Presentation of the Results of Operations

As of March 31 2019, we distinguish four reportable segments and a Corporate and Other category, as set out below:

•

Payment Services (PS) segment, which encompasses our virtual distribution services, including QIWI Wallet and other QIWI applications, payment channels and methods; physical distribution, including our kiosks, terminals and other retail points of service, Contact Money Remittance System; and our merchant focused services, such as QIWI Cashier or acquiring services;

•	Consumer Financial Services (CFS) segment, which encompasses our consumer lending business SOVEST;

•

Small and Medium Enterprises (SME) segment, which encompasses operations of the Tochka business, which is focused on offering a broad range of services for small and medium enterprises through a multi-bank platform;

•	Rocketbank (RB) segment, which encompasses Rocketbank business, a digital banking service offering debit cards and deposits to retail customers; and

•	Corporate and Other (CO) category, which encompasses expenses associated with the corporate operations of QIWI Group as well as our R&D, venture projects and emerging business models.

First Quarter 2019 Results

Adjusted and Segment Net Revenues: Total Adjusted Net Revenue (Total Segment Net Revenue) for the quarter ended March 31, 2019 was RUB 5,367 million ($82.9 million), an increase of 31% compared with RUB 4,099 million in the prior year. The increase was mainly driven by Payment Services and CFS Segments Net Revenue growth, which was slightly offset by the negative Net Revenue contribution of Rocketbank Segment.

Payment Services Segment Net Revenue for the quarter ended March 31, 2019 was RUB 4,836 million ($74.7 million), an increase of 32% compared with RUB 3,668 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 4,175 million ($64.5 million), an increase of 30% compared with RUB 3,223 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by a volume growth in the E-commerce and Money Remittance market verticals.

PS Other Adjusted Net Revenue, which is principally composed of revenue from fees for inactive accounts and unclaimed payments and interest revenue, revenue from overdrafts provided to agents, and advertising, was RUB 661 million ($10.2 million), an increase of 49% compared with RUB 445 million in the prior year. Fees for inactive accounts and unclaimed payments for the first quarter ended March 31, 2019 were RUB 445 million ($6.9 million) compared with RUB 303 million for the corresponding period in the prior year, the increase was driven primarily by growth of payment volume and a number of users in the payment services business. PS Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 52% compared with the same period in the prior year.

Small and Medium Enterprises Segment Net Revenue which is composed of revenue from cash and settlement services (including revenue from information and technology service agreements with Otkritie Bank related to the operations of the Tochka project) for the quarter ended March 31, 2019 was RUB 412 million ($6.4 million) compared with RUB 420 million in the first quarter of the prior year. Segment Net Revenue dynamics were mostly driven by two factors: increase in the number of clients and corresponding expansion of the operations of the Tochka multi-bank project and the transfer of Tochka multi-bank project to JSC Tochka starting from February 1, 2019, as a result of which we no longer recognize a certain portion of Tochka project revenue associated with the information and technology service agreements with Otkritie Bank.

Adjusted EBITDA: For the quarter ended March 31, 2019, Adjusted EBITDA was RUB 2,336 million ($36.1 million), an increase of 61% compared with RUB 1,450 million in the prior year. The adjusted EBITDA increase was driven by Total Adjusted Net Revenue growth slightly offset by an increase in payroll and related taxes (excluding effect of share based payments) to RUB 843 million for the quarter ended March 31, 2019 as compared to RUB 776 million for same period in the prior year as well as by an increase of compensation to employees and related taxes (excluding effect of share-based payments) to RUB 880 million for the quarter ended March 31, 2019 as compared to RUB 675 million for same period in the prior year resulting from a personnel expense growth in payment services segment and corporate and other category, development of the SOVEST project and transfer of Rocketbank personnel to QIWI and increase of other administrative expenses. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 43.5% for the quarter ended March 31, 2019 compared with 35.4% for the same period in the prior year.

Adjusted and Segment Net Profit: For the quarter ended March 31, 2019, Adjusted Net Profit (Total Segment Net Profit) was RUB 1,653 million ($25.5 million), an increase of 53% compared with RUB 1,081 million in the prior year. The growth of Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA slightly offset an increase of income tax expense.

For the quarter ended March 31, 2019, Payment Services Segment Net Profit was RUB 2,988 million ($46.2 million), an increase of 35% compared with RUB 2,209 million in the prior year driven by Payment Services Segment Net Revenue growth and certain expenses savings that will be caught up during the year.

The Consumer Financial Services Segment Net Loss for the first quarter 2019 was RUB 532 million ($8.2 million) as compared to a Net Loss of RUB 679 million for the same period of the prior year resulting from the expansion of operations of the SOVEST project and corresponding Segment Net Revenue growth.

The Small and Medium Enterprises Net Loss was RUB 5 million ($0.1 million) as compared to a Net Loss of RUB 153 million in the prior year. The significant reduction of net loss was primarily driven by the development and scaling of the Tochka business as well as by the decrease in costs driven by the transfer of the Tochka multi-bank project to the new entity – JSC Tochka, which has commenced its business operations on February 1, 2019.

Rocketbank Segment Net Loss was RUB 490 million ($7.6 million), an increase of 571% compared with the net loss of RUB 73 million in the prior year primarily driven by expenses incurred in connection with the transfer and roll out of the operations of Rocketbank in QIWI.

Payment Services Other Operating Data: For the quarter ended March 31, 2019, Payment Services Segment payment volume was RUB 326.0 billion ($5.0 billion), an increase of 31% compared with RUB 249.2 billion in the prior year. The increase in payment volume was driven by growth in E-commerce and

Money Remittances market verticals resulting largely from the development of certain payment solutions for merchants including betting merchants, new contracts and projects targeting the self-employed market as well as secular growth in some of our key categories. Payment Average Adjusted Net Revenue Yield was 1.28%, a decrease of 1 bps compared with 1.29% in the prior year primarily driven by a decrease of average net revenue yields across key market verticals including E-commerce, Money Remittance and Financial Services offset by the shift of the product mix towards higher yielding E-commerce volumes.

Payment Services Segment Net Revenue Yield was 1.48%, an increase of 1 bps as compared with 1.47% in the prior year. Payment Services Segment Net Revenue Yield excluding the effect of fees for inactive accounts and unclaimed payments was 1.35%, flat as compared with the same period in the prior year.

Consumer Financial Services Other Operating Data: For the quarter ended March 31, 2019, Consumer Financial Services Segment payment volume was RUB 5.0 billion ($0.1 billion). CFS payment volume increased by 117% as compared to the RUB 2.3 billion for the first quarter of 2018, while CFS Segment Net Revenue Yield increased to 4.32% driven primarily by the introduction of the consumes paid value added options.

Recent Developments

Acquisition of assets of Tochka and Rocketbank: In August 2017, we have executed a series of transactions to acquire the brands, software and hardware of Tochka, a digital banking service focused on offering a broad range of services to small and medium businesses and Rocketbank, a digital banking service offering debit cards and deposits to retail customers, from Otkritie Bank.

After the prolonged negotiations with the management of the Otkritie Bank on June 7 2018, QIWI, Otkritie Bank and Tochka management team have signed a partnership agreement to establish a new entity to collectively develop Tochka business as a multi-banking platform. Consequently, on July 4 2018, JCS Tochka was established. JSC Tochka has commenced its business operations on February 1st, 2019. As of the date of this report, we have transferred the majority of operations, contracts and personnel to JSC Tochka and we aim to finish the transfer by the end of the second quarter of 2019. We will further account JSC Tochka as an equity accounted associate. Starting from February 1st, 2019 we recognize only certain parts of Tochka project revenues related to providing services to Tochka clients that have their accounts with QIWI Bank.

Dividend: Considering our expectations about the performance of the Group as well as our anticipated level of investments in 2019 and aiming to provide more transparency and predictability in respect of our dividend distribution practices, the Board of Directors approved a target dividend payout ratio for 2019. In accordance with the decision of the Board of Directors, the Company aims to distribute between 65% to 85% of its adjusted net profit for 2019 starting from the first quarter 2019.

Following the determination of the first quarter 2019 financial results, our Board of Directors approved a dividend of USD 28 cents per share. The dividend record date is May 28, 2019, and the Company intends to pay the dividend on May 31, 2019. The holders of ADSs will receive the dividend shortly thereafter.

The Board of Directors reserves the right to distribute the dividends on a quarterly basis, as it deems necessary so that the total annual payout is in accordance with the target range provided, though the payout ratios for each of the quarters may vary and be outside of this range. It remains the long-term intention of the Company to distribute all excess cash to the shareholders.

2019 Guidance1

QIWI upgrades its guidance in respect of 2019 outlook:

•	Total Adjusted Net Revenue is expected to increase by 9% to 15% over 2018;

•	Adjusted Net Profit is expected to increase by 40% to 50% over 2018;

•	Payment Services Segment Net Revenue is expected to increase by 20% to 25% over 2018;

•	Payment Services Segment Net Profit is expected to increase by 20% to 25% over 2018.

For the purpose of the guidance in respect of 2019 outlook we would like to outline the following considerations:

We will stop recognizing the portion of Tochka revenues associated with information and technology service agreements with Otkritie Bank for providing services to Tochka clients that have their accounts with Otkritie Bank starting from February 1, 2019 following the transfer of the Tochka operations to JSC Tochka. Such revenues were recognized in full for the full year 2018; however, they will only be recognized for one month in 2019. For the avoidance of doubt, only the revenues related to Tochka clients that have their accounts with QIWI bank will be recognized as QIWI group revenues in 2019. We will correspondingly account JCS Tochka as an associate going further.

We believe that the financial results of Rocketbank as well as underlying business trends and targets for this segment will not materially change throughout the year. However, we reserve the right to adjust the Rocketbank strategy and corresponding financial forecasts for the segment throughout the year based on the results of our review of Rocketbank strategy.

The Company reserves the right to revise guidance in the course of the year.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss first quarter 2019 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13690506. The replay will be available until Thursday, May 30, 2019. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 21.5 million virtual wallets, over 141,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 101 billion cash and electronic payments monthly connecting over 45 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

[1]	Guidance is provided in Russian rubles

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including our SOVEST business, the development of our Small and Medium Enterprises segment, including our Tochka business, as well as the development of other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2018 (audited)	As of March 31, 2019 (unaudited)	As of March 31, 2019 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	1,074	2,008	31
Goodwill and other intangible assets	10,846	10,623	164
Investments in associates	812	747	12
Investments in joint venture	836	822	13
Long-term debt instruments	497	2,881	45
Long-term loans	230	239	4
Other non-current assets	110	104	2
Deferred tax assets	157	161	2

Total non-current assets	14,562	17,585	272

Current assets
Trade and other receivables	8,042	6,705	104
Short-term loans	6,890	6,518	101
Short-term debt instruments	1,432	754	12
Cash and cash equivalents(2)	40,966	36,507	564
Prepaid income tax	112	92	1
Other current assets	929	969	15

Total current assets	58,371	51,545	796

Assets of disposal group classified as held for sale	90	156	2

Total assets	73,023	69,286	1,070

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	29
Share premium	12,068	12,068	186
Other reserve	2,097	2,196	34
Retained earnings	9,091	10,523	163
Translation reserve	513	337	5

Total equity attributable to equity holders of the parent	25,646	27,001	417
Non-controlling interests	60	32	0

Total equity	25,706	27,033	418

Non-current liabilities
Long-term lease liability	—	620	10
Long-term customer accounts	237	263	4
Other non-current liabilities	1	1	0
Deferred tax liabilities	743	759	12

Total non-current liabilities	981	1,643	25

Current liabilities
Trade and other payables	27,499	22,017	340
Customer accounts and amounts due to banks	17,868	17,137	265
Short-term lease liability	—	379	6
VAT and other taxes payable	428	316	5
Income tax payable	10	105	2
Other current liabilities	531	656	10

Total current liabilities	46,336	40,610	627

Total equity and liabilities	73,023	69,286	1,070

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.7347 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2019.
(2)

Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of March 31, 2019 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for twelve months ended December 31, 2018 due to the cash balances classified as part of the assets held for sale.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	As of March 31, 2018	As of March 31, 2019	As of March 31, 2019
	RUB	RUB	USD(1)
Revenue:	6,394	8,938	138
Payment processing fees	5,226	6,947	107
Interest revenue calculated using the effective interest rate	225	796	12
Fees from inactive accounts and unclaimed payments	303	445	7
Other revenue	640	750	12

Operating costs and expenses:	5,208	7,047	109
Cost of revenue (exclusive of depreciation and amortization)	3,095	4,454	69
Selling, general and administrative expenses	1,818	2,117	33
Depreciation and amortization	194	346	5
Credit loss expense(2)	87	130	2
Impairment of intangible assets	14	—	—
Profit from operations	1,186	1,891	29

Loss from associates and joint ventures	(21)	(79)	(1)
Other income and expenses, net	(3)	49	1
Foreign exchange gain	73	191	3
Foreign exchange loss	(82)	(349)	(5)
Interest income and expenses, net	7	(15)	(0)

Profit before tax	1,160	1,688	26
Income tax expense	(222)	(361)	(6)

Net profit	938	1,327	20

Attributable to:
Equity holders of the parent	931	1,315	20
Non-controlling interests	7	12	0

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(2)	(181)	(3)

Total comprehensive income net of tax	936	1,146	18

attributable to:
Equity holders of the parent	929	1,139	18
Non-controlling interests	7	7	0

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent
	15.27	21.35	0.33
Diluted profit attributable to ordinary equity holders of the parent
	15.17	21.20	0.33

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.7347 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2019.
(2)	Credit loss expense for three months ended March 31, 2018 was separated from of Selling, general and administrative expenses for comparative purposes as a result of adoption of IFRS 9.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Three months ended (unaudited)
	As of March 31, 2018	As of March 31, 2019	As of March 31, 2019
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	1,160	1,688	26

Adjustments to reconcile profit before tax to net cash flow generated from operating activities
Depreciation and amortization	194	346	5
Foreign exchange loss, net	9	158	2
Interest income, net	(217)	(586)	(9)
Credit loss expense	87	130	2
Loss from associates and joint ventures	21	79	1
Share-based payments	70	99	2
Loss from initial recognition	—	42	1
Other	12	(8)	(0)

Operating profit before changes in working capital	1,336	1,948	30

Decrease in trade and other receivables	2,160	1,122	17
Increase in other assets	(79)	(24)	(0)
Increase/ (decrease) in customer accounts and amounts due to banks	242	(805)	(12)
Decrease in trade and other payables	(3,132)	(5,100)	(79)
Decrease/(Increase) loans issued from banking operations	(739)	547	8

Cash used in operations	(212)	(2,312)	(36)

Interest received	232	789	12
Interest paid	(21)	(66)	(1)
Income tax paid	(156)	(263)	(4)

Net cash flow used in operating activities	(157)	(1,852)	(29)

Cash flows used in investing activities
Cash paid to set up an associate	—	(185)	(3)
Purchase of property and equipment	(290)	(112)	(2)
Purchase of intangible assets	(84)	(29)	(0)
Proceeds from sale of fixed and intangible assets	—	97	1
Loans issued	(1)	(342)	(5)
Repayment of loans issued	—	18	0
Purchase of debt instruments	(809)	(2,435)	(38)
Proceeds from settlement of debt instruments	672	735	11

Net cash flow used in investing activities	(512)	(2,253)	(35)

Cash flows used in financing activities
Dividends paid to owners of the Group	—	(69)	(1)
Dividends paid to non-controlling shareholders	(4)	—	—

Net cash flow used in financing activities	(4)	(69)	(1)

Effect of exchange rate changes on cash and cash equivalents	49	(285)	(4)
Effect of expected credit losses on cash and cash equivalents(2)	(159)	—	—

Net decrease in cash and cash equivalents	(783)	(4,459)	(69)

Cash and cash equivalents at the beginning of the period	18,435	40,966	633

Cash and cash equivalents at the end of the period(2)	17,652	36,507	564

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.7347 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2019.

QIWI plc.

Reporting Segments Data

	Three months ended (unaudited)
	As of March 31, 2018	As of March 31, 2019	As of March 31, 2019
	RUB	RUB	USD (1)
Total Segment Net Revenue(2)	4,099	5,367	82.9

Payment Services	3,668	4,836	74.7
Consumer Financial Services	3	218	3.4
Small and Medium Enterprises	420	412	6.4
Rocketbank	(0)	(163)	(2.5)
Corporate and Other	8	64	1.0

Total Segment Net Profit(3)	1,081	1,653	25.5

Payment Services	2,209	2,988	46.2
Consumer Financial Services	(679)	(532)	(8.2)
Small and Medium Enterprises	(153)	(5)	(0.1)
Rocketbank	(73)	(490)	(7.6)
Corporate and Other	(223)	(308)	(4.8)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.7347 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2019.
(2)	For the three months ended March 31, 2018 and March 31, 2019 Total Adjusted Net Revenue is equal to Total Segment Net Revenue
(3)	For the three months ended March 31, 2018 and March 31, 2019 Total Adjusted Net Profit is equal to Total Segment Net Profit

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

PS Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. PS Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	March 31, 2018	March 31, 2019	March 31, 2019
	RUB	RUB	USD(1)
Revenue	6,394	8,938	138.1
Minus: Cost of revenue (exclusive of depreciation and amortization)	3,095	4,454	68.8
Plus: Payroll and related taxes	800	883	13.6

Total Adjusted Net Revenue	4,099	5,367	82.9

Segment Net Revenue
Payment Services Segment Revenue	5,886	7,869	121.6
PS Payment Revenue(2)	5,226	6,947	107
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	2,280	3,112	48
Plus: Compensation to employees and related taxes allocated to PS Payment Revenue(4)	277	339	5

PS Payment Adjusted Net Revenue	3,223	4,175	64.5

PS Other Revenue(5)	660	922	14
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(6)	248	306	5
Plus: Compensation to employees and related taxes allocated to PS Other Revenue(4)	34	45	1

PS Other Adjusted Net Revenue	445	661	10.2

Payment Services Segment Net Revenue	3,668	4,836	74.7

Consumer Financial Services Segment Revenue	52	259	4.0
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	205	182	2.8
Plus: Compensation to employees and related taxes	156	141	2.2

Consumer Financial Services Segment Net Revenue	3	218	3.4

SME Revenue	440	451	7.0
Minus: Cost of SME revenue (exclusive of depreciation and amortization)	299	177	2.7
Plus: Compensation to employees and related taxes	279	138	2.1

SME Net Revenue	420	412	6.4

Rocketbank Revenue	0	275	4.2
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	32	611	9.4
Plus: Compensation to employees and related taxes	32	173	2.7

Rocketbank Net Revenue	(0)	(163)	(2.5)

Corporate and Other Category Revenue	16	84	1.3
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	31	66	1.0
Plus: Compensation to employees and related taxes	23	46	0.7

Corporate and Other Category Net Revenue	8	64	1.0

Total Segment Net Revenue	4,099	5,367	83.0

Net Profit	938	1,327	20.5

Plus:
Depreciation and amortization	194	346	5.3
Other income and expenses, net	3	(49)	(0.8)
Foreign exchange gain	(73)	(191)	(3.0)
Foreign exchange loss	82	349	5.4
Loss from associates and joint ventures	21	79	1.2
Interest income and expenses, net	(7)	15	0.2
Income tax expenses	222	361	5.6
Share-based payments expenses	70	99	1.5

Adjusted EBITDA	1,450	2,336	36.1

Adjusted EBITDA margin	35.4%	43.5%	43.5%
Net profit	938	1,327	20.5
Amortization of fair value adjustments(7)	74	102	1.6
Share-based payments expenses	70	99	1.5
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	13	141	2.2
Effect of taxation of the above items	(14)	(16)	(0.3)

Adjusted Net Profit	1,081	1,653	25.5

Adjusted Net Profit per share:
Basic	17.73	26.84	0.41
Diluted	17.62	26.64	0.41

Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	60,986	61,579	61,579
Diluted	61,360	62,032	62,032

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.7347 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2019.
(2)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(4)

The Company does not record the compensation to employees and related taxes within cost of revenue separately for PS Payment Revenue and PS Other Revenue; therefore, it has been allocated between PS Payment Revenue and PS Other Revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.

(5)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(6)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.

(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended (unaudited)
	March 31, 2018	March 31, 2019	March 31, 2019
	RUB	RUB	USD(1)
Payment Services Segment key operating metrics
Payment volume (billion)(2)	249.2	326.0	5.0

E-commerce	51.8	92.7	1.4
Financial services	56.7	68.7	1.1
Money remittances	85.6	116.3	1.8
Telecom	41.5	38.4	0.6
Other	13.6	9.8	0.2

Payment adjusted net revenue (million)(3)	3,222.6	4,174.5	64.5

E-commerce	1,761.5	2,472.4	38.2
Financial services	289.7	270.0	4.2
Money remittances	915.9	1,218.8	18.8
Telecom	179.2	158.5	2.4
Other	76.3	54.8	0.8

Payment Average Adjusted Net Revenue Yield(4)	1.29%	1.28%	1.28%

E-commerce	3.40%	2.67%	2.67%
Financial services	0.51%	0.39%	0.39%
Money remittances	1.07%	1.05%	1.05%
Telecom	0.43%	0.41%	0.41%
Other	0.56%	0.56%	0.56%

Payment Services Segment Net Revenue Yield	1.47%	1.48%	1.48%
Active kiosks and terminals (units)(5)	149,430	141,721	141,721
Active Qiwi Wallet accounts (million)(6)	20.3	21.5	21.5

Consumer Financial Services Segment key operating metrics
Payment volume (billion)(7)	2.3	5.0	0.1
CFS Segment Net Revenue Yield	0.13%	4.32%	4.32%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.7347 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2019.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A) plus compensation to employees and related taxes allocated to PS Payment Revenue. PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment adjusted net revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(7)

Consumer Financial Services segment payment volume consists of the transaction amounts paid by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount returned for corresponding reimbursements.